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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(a)

                               (Amendment No. __)(1)

                              PLUS SOLUTIONS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                              COMMON STOCK, $.0001
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   729410 10 0
--------------------------------------------------------------------------------
                                 (CUSIP Number)

          Daniel M. Laifer, 152 West 57th Street, 4TH Floor, New York,
                         New York 10019; (212) 541-5800
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 April 18, 2002
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|.

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


                         (Continued on following pages)

                               (Page 1 of 6 Pages)

--------
             (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

             The information required on the remainder of this cover page shall be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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---------------------------                              -----------------------
  CUSIP No. 729410 10 0                 13D                 Page 2 of  6 Pages
---------------------------                              -----------------------

--------- ----------------------------------------------------------------------
1         NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          The Keshet Fund, L.P.
--------- ----------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) |_|
                                                                        (b) |_|
--------- ----------------------------------------------------------------------
3         SEC USE ONLY

--------- ----------------------------------------------------------------------
4         SOURCE OF FUNDS*                WC

--------- ----------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2(e)

--------- ----------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          New York limited partnership
--------- ----------------------------------------------------------------------
                          7   SOLE VOTING POWER

   NUMBER OF SHARES           11,180,000
                        ----- --------------------------------------------------
     BENEFICIALLY
       OWNED BY           8   SHARED VOTING POWER

                        ----- --------------------------------------------------
                          9   SOLE DISPOSITIVE POWER
       EACH
      REPORTING               11,180,000
                        ----- --------------------------------------------------
     PERSON WITH         10   SHARED DISPOSITIVE POWER

--------- ----------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          11,180,000
--------- ----------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                |_|
--------- ----------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          12.4%
--------- ----------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*
                       PN
--------- ----------------------------------------------------------------------

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-----------------------------                               --------------------
  CUSIP No. 729410 10 0                   13D                Page 3 of 6 Pages
-----------------------------                               -------------------

--------- ----------------------------------------------------------------------
1         NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          Keshet, L.P.
--------- ----------------------------------------------------------------------

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) |_|
                                                                        (b) |_|
--------- ----------------------------------------------------------------------
3         SEC USE ONLY

--------- ----------------------------------------------------------------------
4         SOURCE OF FUNDS*                    WC

--------- ----------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2(e)

--------- ----------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Isle of Man limited partnership
--------- ----------------------------------------------------------------------
                          7   SOLE VOTING POWER

   NUMBER OF SHARES           23,626,379
                        ----- --------------------------------------------------
     BENEFICIALLY
       OWNED BY           8   SHARED VOTING POWER
                        ----- --------------------------------------------------
                          9   SOLE DISPOSITIVE POWER
         EACH
      REPORTING               23,626,379
                        ----- --------------------------------------------------
     PERSON WITH         10   SHARED DISPOSITIVE POWER

--------- ----------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          23,626,379
--------- ----------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                   |_|
--------- ----------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          26.3%
--------- ----------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*
                     PN
--------- ----------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER.

         This statement relates to the Common Stock, par value $.0001 per share (the "Common Stock"), of Plus Solutions, Inc., a Delaware Corporation (the "Issuer"). The Issuer's principal executive offices are located at 152 West 57th Street, 4th Floor, New York, New York 10019.

ITEM 2. IDENTITY AND BACKGROUND.

         Pursuant to Rule 13d-1(k)(1) of Regulation 13D-G of the Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby file this Schedule 13D Statement on behalf of The Keshet Fund, L.P. ("Keshet Fund"), a New York limited partnership and Keshet, L.P. ("Keshet"), an Isle of Man limited partnership (collectively, the "Reporting Persons").

The Keshet Fund, L.P.
---------------------

(a)      Name:  The Keshet Fund, L.P.
(b) Address of Principal Place of Business and Office: 152 West 57th Street, 4th Floor, New York, NY 10019
(c)      Principal Business:  Investments
(d)      Criminal Proceedings:  None
(e)      Civil Proceedings:  None
(f)      Citizenship:   New York corporation

Keshet, L.P.
------------

(a)      Name:  Keshet, L.P.
(b) Address of Principal Place of Business and Office: c/o Ragnall House, 18 Peel Road, Douglas, Isle of Man, 1M1
(c)      Principal Business:  Investments
(d)      Criminal Proceedings:  None
(e)      Civil Proceedings:  None
(f)      Citizenship:   Isle of Man limited partnership


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         In September 2000, Keshet Fund and Keshet purchased an aggregate principal amount of $325,000 in convertible notes of the Company. In November 2000 and May 2001, Keshet Fund and Keshet purchased an additional aggregate principal amount of $400,000 in convertible notes of the Company. On April 18, 2002, Keshet Fund and Keshet converted an aggregate of approximately $69,000 of convertible notes to receive the shares of common stock of the Company they currently own.

ITEM 4. PURPOSE OF TRANSACTION.

         The Reporting Persons purchased the convertible notes and received the Common Stock reported herein in the ordinary course of their investment activities.

         The Reporting Persons do not have any present plans or proposals which relate to or would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (
(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

                                       4
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(c)      A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
(e) Any material change in the present capitalization or dividend policy of the Issuer;
(f) Any other material change in the Issuer's business or corporate structure;
(g) Changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition or control of the Issuer by any person;
(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i) A class of equity security of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or
(j)      Any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         As of April 25, 2002, the aggregate number and percentage of the Common Stock of the Issuer beneficially owned by Keshet Fund is 11,180,000 shares, or 12.4%. Keshet Fund has the sole power to vote or dispose of all of their respective shares. Except as described in Item 3 above, Keshet Fund has not effectuated any transactions involving the securities in the last 60 days.

         As of April 25, 2002, the aggregate number and percentage of the Common Stock of the Issuer beneficially owned by Keshet is 23,626,379 shares, or 26.3%. Keshet has the sole power to vote or dispose of all of their respective shares. Except as described in Item 3 above, Keshet has not effectuated any transactions involving the securities in the last 60 days.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Except as described in Item 3 above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to any securities of the Issuer.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

------------------ -------------------------------------------------------------
   Exhibit No.                         Description of Exhibit
------------------ -------------------------------------------------------------
        1          Consent to Joint Filing of Schedule 13D pursuant to Rule
                      13d-1(k) of the Act.

------------------ -------------------------------------------------------------
        2          Subscription Agreement, filed as exhibit to the Company's
                      Current Report on Form 8-K filed on October 12, 2000.
------------------ -------------------------------------------------------------

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                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

April 25, 2002

                                                    The Keshet Fund, L.P.

                                                    By:  /s/ John Clarke
                                                         -----------------------
                                                    Name:  John Clarke
                                                    As authorized signatory


                                                    Keshet, L.P.

                                                    By:  /s/ John Clarke
                                                         -----------------------
                                                    Name:  John Clarke
                                                    As authorized signatory

                                       6
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EXHIBIT 1

     Pursuant to Rule 13d-1(k)(1)(iii) of Regulation D of the Rules and Regulations of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, the undersigned agree that the attached
Schedule 13D is, and any future amendments thereto may be, filed on behalf of each of us.


Dated:  April 25, 2002


                                                    The Keshet Fund, L.P.

                                                    By:  /s/ John Clarke
                                                         -----------------------
                                                    Name:  John Clarke
                                                    As authorized signatory

                                                    Keshet, L.P.

                                                    By:  /s/ John Clarke
                                                         -----------------------
                                                    Name:  John Clarke
                                                    As authorized signatory

                                       7